Fisher & Paykel
Appliances Holdings
Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

6 November 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] between 30 October and 3 November 2006.

Accordingly a copy of these documents are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson

M D Richardson
Chief Financial Officer

Enclosures:
ASX: Change of Interests of Substantial Security Holder
ASX: Appendix 3B
NZX: Notice of Issue of Securities
NZX: Disclosure of Officers Relevant Interests – S B Broadhurst
NZX: Disclosure of Officers Relevant Interests – B D Butterworth

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Fisher & Paykel Appliances Holdings Limited
ABN: 65 098 026 263
ASX Code: FPA

1. Details of substantial holder

Name: IOOF Holdings Limited
ACN: ACN 100 103 722

This notice is given by IOOF Holdings Limited on behalf of itself and its subsidiaries.

There was a change in the interest of the substantial holder on: 30 October 2006

The previous notice was given to the company on: 24 June 2005

The previous notice was dated: 24 June 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required and when now required to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Ordinary	21,776,650	8.253%	19,778,065	6.983%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date	Person	Nature	Consideration	Class & number (ord)	Person's votes
28/06/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ -	-	-
01/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 398.64	- 132	- 132

06/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,243.86	401	401
12/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	78,163.09	- 23,969	- 23,969
13/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	668.06	202	202
20/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,303.70	393	393
25/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	42,547.36	- 13,128	- 13,128
27/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	455,549.78	- 140,000	- 140,000
29/07/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	427,038.71	- 129,799	- 129,799
08/08/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	4,314.36	1,374	1,374
10/08/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	849.72	259	259
24/08/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	2,011.57	- 630	- 630
25/08/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,757.18	556	556
31/08/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	494.59	156	156
05/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	-	-	-
07/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	2,991.50	- 965	- 965
09/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	28,987.82	8,913	8,913
12/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	41,835.93	13,042	13,042
14/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	69.28	21	21
15/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	3,015.05	919	919
21/09/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,868.91	582	582
28/09/2005	Perennial Value Management Limited	Purchased on market	$	73,442.42	23,198	23,198

	(ACN 090 879 904)				
06/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 3,300.30	1,068	1,068
07/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 1,116.90	- 365	- 365
10/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 756.37	- 248	- 248
11/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 758.32	247	247
12/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 697.69	229	229
19/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 574.12	192	192
21/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ -	-	-
25/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ -	-	-
26/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 799.85	258	258
27/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,463.05	496	496
28/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,459.81	500	500
31/10/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,221.12	753	753
02/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 157.94	51	51
04/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,235,198.64	740,132	740,132
09/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 75,532.31	25,051	25,051
15/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 76,535.55	24,297	24,297
16/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,369.25	729	729
21/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 2,175.58	- 682	- 682
23/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,213.89	370	370
25/11/2005	Perennial Value	Sold on market	-$ 324,106.25	- 100,000	- 100,000

	Management Limited (ACN 090 879 904)				
28/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 34,469.94	- 10,560	- 10,560
30/11/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,190.67	723	723
07/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 3,722.12	1,210	1,210
14/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,818.03	914	914
15/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,866.14	600	600
16/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,941.61	601	601
19/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 302,308.43	- 93,431	- 93,431
20/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 18,731.58	- 5,873	- 5,873
22/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 64,391.72	- 19,944	- 19,944
28/12/2005	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 11,454.27	3,544	3,544
03/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 2,097.90	- 666	- 666
09/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 1,078.44	- 339	- 339
16/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,718.40	537	537
18/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,851.12	908	908
19/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 211,024.17	65,678	65,678
20/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 229,970.60	71,341	71,341
25/01/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 572.96	179	179
01/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 58,369.15	- 18,472	- 18,472
03/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 368,591.46	114,826	114,826

06/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	248,084.52	- 78,014	- 78,014
10/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	1,479.96	- 447	- 447
13/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	65,074.52	19,435	19,435
15/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	4,411.19	1,344	1,344
17/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	-	-	-
21/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	11,571.84	3,497	3,497
22/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,012.72	306	306
24/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	-	-	-
28/02/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	-	-	-
01/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,039.95	297	297
06/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	756,142.07	222,388	222,388
08/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	443.87	- 132	- 132
14/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	5,367.17	- 1,551	- 1,551
15/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	381,464.12	- 109,937	- 109,937
20/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	1,244.65	341	341
22/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	429.45	116	116
24/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	25,232.11	- 7,030	- 7,030
29/03/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$	1,007.80	- 283	- 283
04/04/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$	3,142.69	873	873
05/04/2006	Perennial Value Management Limited	Purchased on market	$	1,212.49	337	337

	(ACN 090 879 904)				
12/04/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 658.87	179	179
19/04/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 690.43	184	184
24/04/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 830.99	- 217	- 217
26/04/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 669.97	175	175
27/04/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,516.88	396	396
01/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 311,855.00	- 80,375	- 80,375
02/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 262.73	- 67	- 67
03/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 344.01	- 88	- 88
09/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 18,687.92	- 4,939	- 4,939
10/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 424.95	109	109
15/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 75,314.88	20,900	20,900
16/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 518,610.02	143,305	143,305
17/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 444.78	- 125	- 125
23/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 6,035.02	- 1,734	- 1,734
25/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 295,797.60	- 88,035	- 88,035
31/05/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,466.93	404	404
01/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 122,906.52	- 33,308	- 33,308
07/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 213.16	- 57	- 57
08/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,691.00	445	445
14/06/2006	Perennial Value	Purchased on	$ 1,786.99	484	484

	Management Limited (ACN 090 879 904)	market			
16/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 4,060,444.58	1,051,125	1,051,125
21/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,138,532.40	300,000	300,000
23/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,256.57	583	583
27/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ -	-	-
28/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,820.02	469	469
30/06/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,323.75	342	342
04/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 230,986.65	- 61,341	- 61,341
06/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 737,869.36	- 193,000	- 193,000
07/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 4,021.90	- 1,053	- 1,053
11/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 119,174.83	30,000	30,000
12/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 2,331.77	- 590	- 590
13/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 494,020.96	124,775	124,775
14/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 528,104.27	133,334	133,334
19/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,592.26	415	415
24/07/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 74,574.52	- 19,474	- 19,474
02/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 261.23	- 70	- 70
03/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 212,598.00	- 57,150	- 57,150
09/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 578.05	151	151
10/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,123.44	302	302

11/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 738,880.45	- 202,433	- 202,433
15/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 2,245.37	- 647	- 647
16/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 250,114.24	70,256	70,256
17/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 208,988.50	- 58,870	- 58,870
22/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 7,731.78	- 2,542	- 2,542
23/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 3,554.97	1,101	1,101
24/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 2,586.55	- 816	- 816
25/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 537,106.00	- 173,260	- 173,260
30/08/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 702.73	219	219
05/09/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,996.28	630	630
06/09/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 246.14	- 82	- 82
19/09/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 4,464,239.97	- 1,365,211	- 1,365,211
20/09/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 2,334.95	718	718
22/09/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 1,931.85	- 631	- 631
26/09/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 1,827.10	- 605	- 605
09/10/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ 1,438.67	427	427
10/10/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 2,887,837.53	- 862,215	- 862,215
18/10/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 621.28	- 191	- 191
24/10/2006	Perennial Value Management Limited (ACN 090 879 904)	Purchased on market	$ -	-	-
25/10/2006	Perennial Value Management Limited	Sold on market	-$ 161.83	- 49	- 49

	(ACN 090 879 904)				
30/10/2006	Perennial Value Management Limited (ACN 090 879 904)	Sold on market	-$ 4,084,972.50	- 1,268,625	- 1,268,625

4. Present Relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder	Registered holder of securities	Person Entitled to be holder	Nature of relevant interest	Class & Number (Ord)	Person's votes
Perennial Value Management Limited (ACN 090 879 904)	Westpac Custodian Nominees		Investment Manager	636,396	636,396
Perennial Value Management Limited (ACN 090 879 904)	JB WERE		Investment Manager	69,895	69,895
Perennial Value Management Limited (ACN 090 879 904)	State Street Aust Limited		Investment Manager	2,343,119	2,343,119
Perennial Value Management Limited (ACN 090 879 904)	National Custodian Services		Investment Manager	10,149,886	10,149,886
Perennial Value Management Limited (ACN 090 879 904)	JP Morgan		Investment Manager	3,860,909	3,860,909
Perennial Value Management Limited (ACN 090 879 904)	J P Morgan		Investment Manager	126,352	126,352
Perennial Value Management Limited (ACN 090 879 904)	Citigroup		Investment Manager	1,838,459	1,838,459
Perennial Value Management Limited (ACN 090 879 904)	BNP		Investment Manager	730,862	730,862
Perennial Value Management Limited (ACN 090 879 904)	Asgard Capital Management		Investment Manager	22,187	22,187

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name & ACN	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	**Address**
IOOF Holdings Limited	Level 29, 303 Collins Street Melbourne Victoria 3000
Perennial Value Management Limited	Level 29, 303 Collins Street Melbourne Victoria 3000
Fisher & Paykel Appliances Holdings Limited	78 Springs Road, East Tamaki, Auckland NEW ZEALAND 1001

2006 NOV 13 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

View Announcement

Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release NZX 3 November 2006 Notice of Issue of Securities 1. Class of Securities Issued : Ordinary Shares 2. Number of Securities Issued : 67,002 3. Principal Terms of the Securities : Issue of 67,002 Ordinary Shares following the exercise of 67,002 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. 4. Issue Price : 67,002 Shares @ NZ$2.305 5. Date of Issue : 3 November 2006 6. Number and Class of All Securities Quoted, Including This Issue : 283,300,866 Ordinary Shares 7. Number and Class of All Securities Not Quoted : 7,042,025 Options to Acquire Ordinary Shares M D Richardson Company Secretary
Embargo Until	None

Attachments

Description	Type	Size(kb)	Action
Notice of Issue of Securities	PDF file	12	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Disclosure of Officers Relevant Interests
  Status: *Waiting for review*
  Sent - 3 Nov 2006 at 10:52:57 AM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 3 Nov 2006 at 10:49:07 AM
- Disclosure of Officers Relevant Interests
  Released - 3 Nov 2006 at 10:04:43 AM
- FPA TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER
  Released - 20 Oct 2006 at 02:36:27 PM
- SSH Notice From The Capital Group Of Companies
  Released - 17 Oct 2006 at 09:02:27 AM
- SSH Notice From The Capital Group Of Companies
  Released - 11 Oct 2006 at 09:11:14 AM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 3 November 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	67,002
3.	Principal Terms of the Securities	:	Issue of 67,002 Ordinary Shares following the exercise of 67,002 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4.	Issue Price	:	67,002 Shares @ NZ$2.305
5.	Date of Issue	:	3 November 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	283,300,866 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	7,042,025

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,002
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 67,002 Ordinary Shares following the exercise of 67,002 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	67,002 Shares @ NZ$2.305 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 November 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,300,866	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,042,025	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38.	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 3 November 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Announcement

Headline: Disclosure of Officers Relevant Interests

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Brett Donald Butterworth
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Corporate Planning, Customer Services, Production Machinery
5 Date of this disclosure notice 3 November 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Brett Donald Butterworth
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 4 August 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 3 November 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 240,334 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 334

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 240,000 Options to Buy Ordinary Shares

G. Signature
B D Butterworth

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 3 Nov 2006 at 10:46:44 AM

Last 5 Released Announcement(s)

- Disclosure of Officers Relevant Interests
  Released - 3 Nov 2006 at 10:04:43 AM
- FPA TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER
  Released - 20 Oct 2006 at 02:36:27 PM
- SSH Notice From The Capital Group Of Companies
  Released - 17 Oct 2006 at 09:02:27 AM
- SSH Notice From The Capital Group Of Companies
  Released - 11 Oct 2006 at 09:11:14 AM
- Notice of Issue of Securities
  Released - 1 Sep 2006 at 10:54:10 AM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

B. Preliminary
1. Name Brett Donald Butterworth
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Corporate Planning, Customer Services, Production Machinery
5 Date of this disclosure notice 3 November 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Brett Donald Butterworth
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 4 August 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 3 November 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.305 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 73,476
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 334

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 73,810

G. Signature
B D Butterworth

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Ongoing disclosure Butterworth	PDF file	37	

Comments

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Brett Donald Butterworth
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Corporate Planning, Customer Services, Production Machinery
5	Date of this disclosure notice	3 November 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Brett Donald Butterworth
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	4 August 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	3 November 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	240,334 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	334

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,000 Options to Buy Ordinary Shares

G. Signature



B D Butterworth

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Brett Donald Butterworth
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Corporate Planning, Customer Services, Production Machinery
5	Date of this disclosure notice	3 November 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Brett Donald Butterworth
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	4 August 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	3 November 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$2.305 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	73,476
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	334

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	73,810

G. Signature



B D Butterworth

2006 NOV 13 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

View Announcement

Announcement

Headline: Disclosure of Officers Relevant Interests

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Stuart Bruce Broadhurst
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer, Europe
5 Date of this disclosure notice 3 November 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Stuart Bruce Broadhurst
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 25 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 3 November 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 346,668 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,668 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 280,000 Options to Buy Ordinary Shares

G. Signature
S B Broadhurst

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Stuart Bruce Broadhurst

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Disclosure of Officers Relevant Interests
  Status: *Waiting for review*
  Sent - 3 Nov 2006 at 10:52:57 AM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 3 Nov 2006 at 10:49:07 AM
- Disclosure of Officers Relevant Interests
  Released - 3 Nov 2006 at 10:04:43 AM
- FPA TO ANNOUNCE HALF YEAR RESULT ON 9 NOVEMBER
  Released - 20 Oct 2006 at 02:36:27 PM
- SSH Notice From The Capital Group Of Companies
  Released - 17 Oct 2006 at 09:02:27 AM
- SSH Notice From The Capital Group Of Companies
  Released - 11 Oct 2006 at 09:11:14 AM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer, Europe
5 Date of this disclosure notice 3 November 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Stuart Bruce Broadhurst
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 25 November 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 3 November 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.305 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8) 23,848
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,668

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 90,516 Ordinary Shares

G. Signature
S B Broadhurst

Embargo Until	None

Attachments

Description	Type	Size(kb)	Action
Ongoing Disclosure Broadhurst	PDF file	33	

Comments

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988.

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Stuart Bruce Broadhurst
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer, Europe
5	Date of this disclosure notice	3 November 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Stuart Bruce Broadhurst
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	25 November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	3 November 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	346,668 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	66,668 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	280,000 Options to Buy Ordinary Shares

G. Signature



S B Broadhurst

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Stuart Bruce Broadhurst
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer, Europe
5	Date of this disclosure notice	3 November 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Stuart Bruce Broadhurst
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	25 November 2005
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	3 November 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$2.305 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	23,848
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	66,668

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	90,516 Ordinary Shares

G. Signature

S B Broadhurst